UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Notice of Annual General Meeting of Shareholders

In connection with the upcoming annual general meeting of shareholders (the “AGM”) of X3 Holdings Co., Ltd. (the “Company”) on February 9, 2026, the Company furnishes the following documents:

1)	A copy of the Notice of Annual General Meeting of the Company (the “Notice”); and

2)	A form of proxy card (the “Proxy Card”).

The Notice and Proxy Card are being furnished in this report on Form 6-K as Exhibits 99.1 and 99.2 respectively pursuant to General Instruction B to the Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference:

Exhibit No.	Description
99.1	Notice of Annual General Meeting of the Members of the Company and Proxy Statement
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 12, 2026

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Co-Chief Executive Officer, President, and Chairman of the Board

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